06006112

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-34867

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, Seventh Floor
(No. and Street)

Columbus	Ohio	43287
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia G. Chin — (614) 480-4514
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

155 East Broad Street, Columbus, Ohio 43215
(Address) (City) (State) (Zip Code)

PROCESSED APR 26 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 203

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

The Huntington Investment Company

(A Wholly Owned Subsidiary of The Huntington National Bank)

Statement of Financial Condition as of December 31, 2005, Supplemental Report on Internal Control, and Independent Auditors' Report

Filed Pursuant to Rule 17a-5 (e)(3) as a PUBLIC DOCUMENT
SEC File Number 8-34867

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE—December 31, 2005

The Huntington Investment Company
(Name of Respondent)

41 South High Street, Columbus, Ohio 43287
(Address of Principal Executive Officer)

Raymond T. Klosz
The Huntington Investment Company
41 South High Street
Columbus, Ohio 43287
(Name and Address of Person Authorized to Receive Notices and Communications from the Securities and Exchange Commission)

OATH OR AFFIRMATION

I, Cynthia G. Chin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

Signature

Vice President

Title

Notary Public

SUSAN M. WINTERS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 04-15-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
The Huntington Investment Company
Columbus, Ohio

We have audited the accompanying statement of financial condition of The Huntington Investment Company (the "Company"), a wholly owned subsidiary of The Huntington National Bank, as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Huntington Investment Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company changed its definition of cash and cash equivalents in 2005.

Deloitte + Touche LLP

February 24, 2006

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of The Huntington National Bank)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 1,128,844
Cash segregated for regulatory purposes	40,121
Securities owned—at fair value	52,185,306
Deposits with clearing broker-dealer	50,000
Receivables from brokers, dealers, and others	4,865,752
Other assets	962,473
TOTAL ASSETS	$59,232,496

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 2,774,226
Payable to parent	7,460,824
Total liabilities	10,235,050
STOCKHOLDER'S EQUITY:	
Common stock without par value: 750 shares authorized; 10 shares issued and outstanding	100,000
Retained earnings	48,897,446
Total stockholder's equity	48,997,446
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$59,232,496

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—The Huntington Investment Company ("HIC") is a wholly owned subsidiary of The Huntington National Bank ("HNB"), which is a wholly owned subsidiary of Huntington Bancshares Incorporated ("HBI"). HIC is primarily engaged in the retail investments business and is registered with the United States Securities and Exchange Commission ("SEC") as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the National Association of Securities Dealers and is a member of the Securities Investor Protection Corporation. HIC is also a SEC Registered Investment Adviser.

HIC does not hold customer funds or securities. National Financial Services Corporation ("NFS") clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Securities Transactions and Revenue Recognition—Security transactions are recorded on a settlement date basis, which is generally three business days after trade date. The related commission revenue and clearing expenses are recorded on a trade date basis.

Revenues received for promoting and distributing mutual funds are generally based on average daily net asset balance or average daily fund sales.

HIC guarantees the collection of all margin account balances held by NFS for the benefit of its customers. HIC is responsible for payment to NFS for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by NFS as of December 31, 2005, was $8.0 million. In the event of any customer default, HIC has rights to the underlying collateral provided. For margin account relationships entered after January 1, 2003, given the existence of sufficient underlying collateral and the negligible credit losses, HIC has no material exposure under the margin account guarantees and therefore has no recorded loss reserve.

***New Accounting Standards*—Statement No. 123 (Revised 2004), *Share-Based Payment* (Statement No. 123R)**—Certain of HIC's employees receive long-term options to purchase the common stock of HBI. The grants to employees of HIC are accounted for based on the intrinsic value method promulgated by Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees* (APB Opinion No. 25), and related interpretations. Compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant. In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), *Share-Based Payment* (Statement No. 123R), requiring that the compensation cost relating to share-based payment transactions, including grants of long-term stock options, be

recognized in the financial statements, based on the fair value of the equity instruments issued. Statement 123R replaces FASB Statement No. 123, Accounting for *Stock-Based Compensation* (Statement 123), and supersedes APB Opinion No. 25. Effective January 1, 2006, HIC adopted Statement 123R. The impact of adoption to HIC's results of operations was not material.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and deposits with financial institutions which can be liquidated without prior notice or penalty. Cash in the amount of $1,128,844 was held in deposit accounts with HNB at December 31, 2005. During 2005, the Company changed its policy regarding the definition of cash and cash equivalents. At December 31, 2005, investments in money market funds are presented as securities owned but were previously included in cash and cash equivalents.

3. CASH SEGREGATED FOR REGULATORY PURPOSES

Cash of $40,121 has been segregated in reserve bank accounts for the exclusive benefit of customers required by Rule 15c3-3 under the Securities Exchange Act of 1934.

4. SECURITIES OWNED

Securities owned at December 31, 2005, consisted of investments in Huntington money market mutual funds.

5. INCOME TAXES

HIC is included in the consolidated federal income tax return of HBI. HBI's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. Under its tax-sharing agreement with HBI, HIC provides and remits income taxes to or receives an income tax benefit from HBI. At December 31, 2005, HIC had a total deferred tax asset of $1,191,546 and a deferred tax liability of $303,115. Deferred tax amounts relate primarily to employee benefit expenses, depreciation of fixed assets, and accrued expenses. At December 31, 2005, net deferred taxes in the amount of $888,431 are included in other assets.

6. NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HIC is required to maintain minimum net capital, as defined under such rule. At December 31, 2005, HIC had regulatory net capital of $42,508,350 or an excess of $41,826,014 over required net capital of $682,336 (the greater of $250,000 or 6.667% of aggregate indebtedness). In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1500%, of net capital. At December 31, 2005, the ratio of aggregate indebtedness to net capital was 24%.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the

customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of Securities owned, Receivable from brokers, dealers, and others and the Payable to parent approximate their carrying amounts because of the short maturities of the instruments.

9. RELATED-PARTY TRANSACTIONS

HNB, HBI, and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HIC. Eligible employees of HIC participate in the employee benefit programs of HBI. In addition, officers and other key employees of HIC are covered under HBI's stock option plans. HIC earns fees from proprietary mutual funds sponsored by HNB and trust income from HNB.

* * * * * *

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

February 24, 2006

To the Board of Directors and Stockholder of
The Huntington Investment Company
Columbus, Ohio

In planning and performing our audit of the statement of financial condition of The Huntington Investment Company (the "Company"), a wholly owned subsidiary of The Huntington National Bank, for the year ended December 31, 2005 (on which we issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulations, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP